SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2015

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON AUGUST 4, 2015

1. DATE AND TIME: On August 4, 2015, at 10:30 a.m. 2. PLACE: the Company’s principal place of business located at Rua Eteno no 1.561, Complexo Petroquímico de Camaçari, CEP: 42.810-000, Municipality of Camaçari, State of Bahia. 3. CALL NOTICE: The Call Notice was published pursuant to article 124 of Law No. 6,404/76 (“Corporation Law”), in the Official Gazette of the State of Bahia, in editions of July 18, 21 and 22, and in the newspaper O Correio da Bahia, in editions of July 18, 20 and 21, 2015. 4. ATTENDANCE: Shareholders representing more than 97% of the Company’s voting capital, as shown by the signatures below and the signatures affixed to the "Shareholders’ Attendance Book”. The presence of shareholders representing more than 44% of the preferred shares was also registered, as per the signatures contained in the “Shareholders’ Attendance Book”. 5. PRESIDING BOARD: Chairman: Monique Mesquita Mavignier de Lima and Secretary: Alessandra Ordunha Araripe, chosen pursuant to paragraph 3 of article 16 of the Bylaws. 6. AGENDA: The reading of the agenda was unanimously waived by the shareholders in attendance. 7. DELIBERATION: By a proposal made by the Chairman, the attending shareholders unanimously resolved to draw up the minutes referring to this Extraordinary General Meeting in the form of a summary, as well as to publish them without the signatures of the shareholders in attendance pursuant to article 130 of the Corporation Law. The matter established in the Agenda was put to discussion and voting and the following deliberation was taken by unanimous vote of the attendees: 7.1. Replacement of Board Members and appointment of the Chairman of the Company’s Board of Directors: (a) to take knowledge of the resignation presented by the alternate Board Member Mr. Claudio Melo Filho, on July 20, 2015, under the terms of the letter received and filed at the Company’s principal place of business; (b) to consign votes of thanks and recognition to the resigning Board Member for his efforts and contribution to the Company; (c) to record that, as of this date, Mr. Daniel Bezerra Villar, Brazilian citizen, married, civil engineer, bearer of Identity Card RG No. 093701548 IFP/RJ, enrolled in the Individual Taxpayer’s Register of the Ministry of Finance (CPF/MF) under No. 024.449.667-67, resident and domiciled in Rio de Janeiro/RJ, with business address at Avenida João Cabral de Melo Neto, nº 400, 13°andar, Barra da Tijuca, in the City of Rio de Janeiro, State of Rio de Janeiro, CEP. 22.775-057, elected as full member of the Board of Directors at the Annual General Meeting held on April 9, 2014, assumes the position of alternate member of the Board Member Marcelo Bahia Odebrecht in the Board of Directors;

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON AUGUST 4, 2015

(d) to approve, without amendments or provisos, the election of Mr. NEWTON SERGIO DE SOUZA, Brazilian citizen, married, attorney, bearer of Identity Card No. 03.604.882-5 IFP/RJ and enrolled in the CPF/MF under No. 261.214.417-04, resident and domiciled in São Paulo/SP, with business address at Rua Lemos Monteiro, 120, 15º andar, Butantã, São Paulo, SP, CEP 05501-050, to make up the Board of Directors of the Company as full member, in replacement of Mr. Daniel Bezerra Villar, for the remaining term of office in effect, that is, until the Annual General Meeting that will examine the managers’ accounts for the fiscal year ending on December 31, 2015, who shall also assume the position of Chairman of the Company’s Board of Directors. Mr. Newton Sérgio de Souza is invested in office on the date hereof and represents, for all legal effects, under the penalty of law, for the purposes of the provisions in article 37, item II, of Law No. 8,934 of November 18, 1994, as amended by article 4 of Law No. 10,194 of February 14, 2001, that he is not prevented from performing commercial activities or from managing mercantile companies, due to a criminal sentence, having also presented, in order to meet the provisions of CVM Rulings Nos. 358, of January 3, 2002 and 367, of May 29, 2002, written statements according to the terms of such Rulings, which were filed at the Company’s principal place of business. As a result of the resignation and election deliberated above, the Company’s Board of Directors shall be composed as follows: FULL MEMBERS: NEWTON SÉRGIO DE SOUZA – CHAIRMAN; PATRICK HORBACK FAIRON – VICE-CHAIRMAN; MARCELO BAHIA ODEBRECHT; ALFREDO LISBOA TELLECHEA; ALVARO FERNANDES DA CUNHA FILHO; MARCELA APARECIDA DREHMER ANDRADE; MAURICIO ROBERTO DE CARVALHO FERRO; ROBERTO ZURLI MACHADO; ANTONIO RUBENS DA SILVA SILVINO; ANTONIO APARECIDA DE OLIVEIRA and ANDREA DAMIANI MAIA DE ANDRADE. RESPECTIVE ALTERNATES: ROBERTO PRISCO PARAISO RAMOS; LUIS ADOLFO PEREIRA BECKSTEIN; DANIEL BEZERRA VILLAR; LUIZ DE MENDONÇA; PAULO OLIVEIRA LACERDA DE MELO; MAURO MOTA FIGUEIRA; LUCIANO DEQUECH; JOSÉ DE FREITAS MASCARENHAS; LAURA LOPES DE OLIVEIRA; MARCUS VINICIUS DE OLIVEIRA MAGALHÃES and ARÃO DIAS TISSER;

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON AUGUST 4, 2015

8. ADJOURNMENT: As there were no further subjects to be discussed, the Extraordinary General Meeting was ended and these minutes were drawn up, which, after read, discussed and found to be in order, are signed by the Shareholders, who reached the quorum required for the validity of the deliberations that are the subject matter of this General Meeting, and by decision of the Shareholders, the extraction of the certificates needed by the Secretary of the Meeting was authorized. Camaçari/BA, August 04, 2015. [Signatures: PRESIDING BOARD: Monique Mesquita Mavignier de Lima – Chairman; Alessandra Ordunha Araripe – Secretary; SHAREHOLDERS: Odebrecht Serviços e Participações S/A (by Ana Patrícia Soares Nogueira); Odebrecht S/A (by Monique Mesquita Mavignier de Lima); Petróleo Brasileiro S/A – Petrobras (by Leonardo Delarue de Souza Lourenço)].

The above matches the original recorded in the proper book.

____________________________________

Alessandra Ordunha Araripe

Secretary

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 5, 2015
BRASKEM S.A.

By:	/s/ Mário Augusto da Silva

	Name:	Mário Augusto da Silva
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.